UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2021	Commission File Number: 001-15160

Brookfield Asset Management Inc.
(Name of Registrant)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Exhibits 99.1 and 99.2 of this Form 6-K shall be incorporated by reference as exhibits to the joint registration statement of Brookfield Asset Management Inc., Brookfield Finance Inc. and Brookfield Finance I (UK) plc on Form F-10 (File Nos. 333-249132 and 333-249132-01) and Form F-3 (File No. 333-239134-03).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Final Term Sheet dated July 21, 2021
99.2	Underwriting Agreement dated July 21, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: July 22, 2021	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Managing Director